UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile, April 24, 2018 – Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-A, SQM-B), presents below a free translation of the following original documents: Official Letter No. 9911 sent by CMF on April 16, 2018 and SQM’s reply to the Official Letter sent to CMF on April 20, 2018, all related to the matters of the Extraordinary Shareholders’ Meeting called for April 27, 20181.

1 On April 23, 2018, the SQM’s Board of Directors agreed to cancel this meeting and summon a new extraordinary shareholders’ meeting to be held on May 17, 2018. For more information, please refer to a 6-K filed with the SEC on April 23, 2018.

FINANCIAL MARKET COMMISSION

	Ord. Official Letter:	No. 9911

	Background Doc.:	- Essential Event presented by Pampa Calichera S.A., on April 2, 2018.
- Essential Event presented by Potasios de Chile S.A., on April 2, 2018
- Essential Event presented by Sociedad Quimica y Minera de Chile S.A., on April 3, 2018

	RE:	Request for information.

Santiago, April 16, 2018	SGD:	No. 2018040068940

From :	Financial Market Commission
To :	CEO
SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

With respect to your presentation of No. 3 of the background information requested, in which you decide to summon an extraordinary shareholders’ meeting for “Sociedad Quimica y Minera de Chile S.A.,” to discuss matters include the temporary reform to the limitation of voting rights for A and B series shares, contained in article 31 of the Company’s bylaws, this Commission informs you of the following:

Pursuant to said article 31 of the company’s bylaws, no shareholder of A-series or B-series shares may vote on its own account or on behalf of other shareholders of the same A or B series for more than 37.5% of the shares with voting rights of each of these series.

However, the proposed bylaw reform modifies said restriction for A-series shares from the date of the Extraordinary Meeting, scheduled for April 27, 2018 to December 31, 2030, under terms that allow voting rights to be exercised for amounts higher than said 37.5%, under the conditions indicated by the proposal.

As a result, we find that the proposal could introduce a difference between A-series and B-series shares, with the latter subject to a more restrictive limitation on their voting rights than the A-series shares, during the abovementioned term. This difference in voting rights could affect the preferences existing for the Company’s A-series and B-series shares.

Based on the above, we ask the Company to issue a pronouncement regarding the matter indicated in the previous paragraph, because if there were an impact, this would have consequences in terms of quorum and withdrawal rights, in accordance with articles 67 and 69 No. 5 of Law No. 18,046.

A reply to this official letter must be issued within 24 hours from the Company’s notification.

jng / DCFV / avp (WF 845210)

Sincerely,

(Signature Illegible)

CRISTIAN ALVAREZ CASTILLO

SECURITIES MARKET SUPERVISOR

ON THE BEHALF OF THE PRESIDENT OF

THE FINANCIAL MARKET COMMISSION

With copy to:

1.	Chairman of the Board

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Electronic official letter, accessible at: http://www.cmfchile.cl/validar_oficio/

File: 201899118455341cMRUNfejnYTcZVgkoBGtamDWnnMSg

Santiago, April 20, 2018

To:

Cristian Alvarez Castillo

Securities Market Supervisor

Financial Market Commission

RE: Ordinary Official Letter No. 9911 of April 16, 2018

Dear Mr. Alvarez:

With respect to the ordinary official letter in reference, I am writing to inform the Financial Market Commission (the “Commission”) that the Board of Directors of Sociedad Quimica y Minera de Chile S.A. (the “Board” and the “Company”, respectively) at an extraordinary meeting held today has read its content and agree upon the following response:

1.	Regarding your concern about if the proposed bylaw modification requested by the shareholders Pampa Calichera S.A. and Potasios de Chile S.A., informed by essential event dated April 3, 2018 (the “Proposal”), could introduce differences between the Company’s A-series and B-series shares, in such a way that impacts the preferences existing for said A-series and B-series shares, the Board is of the opinion that the Proposal does not affect the existing preferences established in the Company’s bylaws (the “Bylaws”). This is because the Proposal does not modify, alter or eliminate the preferences contained in Article Five of the Bylaws, nor does it establish or create new preferences.

As established in said Article Five, the B-series shares cannot exceed more than 50% of the total Company shares issued, subscribed and paid, and have, on the one hand, a limited voting right - as they can only elect one director - and, on the other, the following preferences: (a) to request the summons of an ordinary or extraordinary shareholders’ meeting when so requested by B-series shareholders e at least 5% of the shares of the same series, and (b) to request the summons of an extraordinary Board meeting, even when the chairman cannot qualify the need for said request, when so requested by the director who has been elected by the B-series shareholders.

Likewise, and in accordance with the same Article Five of the Bylaws, the A-series shares have the preference of being able to exclude the director elected by the B-series shares from the voting process in which the Chairman of the Board is elected.

The Proposal in no way alters, modifies, restricts or substitutes any of the abovementioned preferences. This must also consider that article 57 of the Regulations on Corporations establishes in its third paragraph that “the preferences are not by nature tied to one or more limitations on the rights that could be held by the other shares.” In this sense, Article Thirty-One of the Bylaws clearly distinguishes between the limited voting right on the one hand, and the preferences corresponding to the respective shares, stating in this regard that “beyond the limited voting right and the preferences corresponding to the respective shares, the holders of both share series shall have identical rights in the Company.”

Based on the above, the Board is of the opinion that, by not modifying, altering or eliminating the preferences established in the Bylaws or establishing new preferences, the Proposal is not subject to quorum and the withdrawal right referred to by articles 67 and 69 No. 5 of the Law on Corporations.

2.	As per the Commission’s concern, we understand that the text of the Proposal could be modified in order to clarify any doubts in this regard. In this sense, the Board deemed it appropriate to ask the shareholders who have submitted the Proposal to be addressed in the extraordinary shareholder’' meeting to evaluate the possibility of rewriting the text under review.

3.	Additionally, and in accordance with what is expressed by the Commission in the response to ordinary Official Letter No. 10,078, the Board will also ask the shareholders who have submitted the Proposal to analyze the possibility of not voting in favor of the proposed modification to Article Twenty-seven bis.

Sincerely,

(Signature illegible)

Patricio De Solminihac Tampier

Chief Executive Officer

Sociedad Quimica y Minera de Chile S.A.

About SQM

SQM´s business strategy is to be a global company, with people committed to excellence, dedicated to the extraction of minerals and selectively integrated in the production and sale of products for the industries essential for human development (e.g. food, health, technology). This strategy was built on the following five principles:

•	ensure availability of key resources required to support current goals and medium and long-term growth of the business;
•	consolidate a culture of lean operations (M1 excellence) through the entire organization, including operations, sales and support areas;
•	significantly increase nitrate sales in all its applications and ensure consistency with iodine commercial strategy;
•	maximize the margins of each business line through appropriate pricing strategy;
•	successfully develop and implement all lithium expansion projects of the Company, acquire more lithium and potassium assets to generate a competitive portfolio.

These principles are based on the following key concepts:

•	strengthen the organizational structure to supports the development of the Company's strategic plan, focusing on the development of critical capabilities and the application of the corporate values of Excellence, Integrity and Safety;
•	develop a robust risk control and mitigation process to actively manage business risk;
•	improve our stakeholder management to establish links with the community and communicate to Chile and worldwide our contribution to industries essential for human development.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Carolina García Huidobro / carolina.g.huidobro@sqm.com

Alvaro Cifuentes / alvaro.cifuentes@sqm.com

Tamara Rebolledo / tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: April 24, 2018	/s/ Ricardo Ramos

By: Ricardo Ramos

CFO & Vice-President of Development

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.